

October 28, 2013

Via E-mail
David Breach, Esq.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022

> **Re:** **The Active Network, Inc.**
> **Amendment No. 3 to Schedule TO-T filed by Athlaction Merger Sub, Inc.**
> **Athlaction Holdings, LLC, Vista Equity Partners Fund III, L.P.,**
> **and Vista Equity Partners Fund IV, L.P.**
> **filed October 23, 2013**
> **File No. 005-86639**

Dear Mr. Breach:

We have limited our review of your filing to the issues addressed in the following comments.

Schedule TO

1. Please expand your response to prior comment 1 to clarify what individuals initiated, structured and negotiated the offer for the filing persons and their relationship, if any, with Vista Equity Partners or the general partners of the filing persons. For example, did the same persons who provide management and/or investment advice also provide those services? Did the employees of Vista Equity Partners who act of behalf of VEPF III and IV provide those services? Please also clarify the specific nature of management and investment advice provided, as well as employees who act of behalf of those funds. Currently, it is unclear from your response whether these funds have any employees, management or activities, including those related to this Offer, that are at all separate from Vista Equity Partners. Which individuals have ultimate decision-making authority at VEPF III and IV? VEP provides investment advice and management services to VEPF III and IV: how does not VEP not control III and IV? When were III and IV formed and by whom?

Offer to Purchase

2. Your responses to prior comments 5 and 9 state that all conditions must be satisfied or waived prior to the "Acceptance Time," which you define in your document as occurring after the expiration of the offer. This implies you may assert a condition, including the Financing Proceeds Condition or the condition relating to the Marketing Period, after expiration but before acceptance, contrary to the disclosure you added. Given this, we

reissue the parts of those comments requesting confirmation of your understanding that all offer conditions must be satisfied or waived at or before expiration of the offer. Also, your response to prior comment 5 states that if the "Acceptance Time" occurs, then funding will occur shortly thereafter. If so, then please clarify, as you state in the second paragraph of your response and in your response to prior comment 2, how the Financing Proceeds Condition could possibly be "satisfied" before expiration of the offer.

3.   We note your response to prior comment 7. It is unclear why you included language allowing for a determination of eligibility under Section 251(h) when that determination, per your response, had to take place at the time the board approved the merger agreement, which occurred prior to the commencement of this offer. Please advise or revise.

Source and Amount of Funds, page 26

4.   We note your revisions in response to prior comment 13. Please revise to disclose the "Eurodollar rate" added to your disclosure.

Miscellaneous, page 60

5.   Your response states that you revised the paragraph referred to in prior comment 16; however, no such revisions were made to that paragraph. Instead, it appears the only revisions were to insert that paragraph almost without change as a substitute for the last paragraph in Section 15 of your document. Therefore, we reissue prior comment 16. Please revise to be consistent with Rule 14d-10(b)(2), or explain how your disclosure complies with Rule 14d-10(a).

        Please contact Daniel F. Duchovny, Special Counsel, at (202) 551-3619 or me at (202) 551-3641 with any questions.

                                        Sincerely,

                                        /s/ Geoff Kruczek

                                        Geoff Kruczek
                                        Attorney-Adviser
                                        Office of Mergers & Acquisitions

cc (by e-mail):   Sarkis Jebejian, Esq.